                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                       Industrial Distribution Group, Inc.


                          COMMON STOCK, Par Value $0.01


                                    45061100

                          Lincolnshire Associates, Ltd.
      c/o Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3754




                                November 3, 2003

_______________________________________________________________________________

CUSIP No.  45061100             SCHEDULE 13D                        Page 1
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Blackfriars Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       20,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       20,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .22%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45061100             SCHEDULE 13D                        Page 2
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Portshire Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           AF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .00%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45061100             SCHEDULE 13D                        Page 3
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Lincolnshire Associates, Ltd.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .00%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45061100             SCHEDULE 13D                        Page 4
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .00%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                EP
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45061100             SCHEDULE 13D                        Page 5
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                David D. Colburn
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .00%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45061100             SCHEDULE 13D                        Page 6
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Keith W. Colburn Trust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       12,500
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       12,500
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,500
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .14%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45061100             SCHEDULE 13D                        Page 7
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Keith W. Colburn Retirement Plan
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       23,200
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       23,200
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,200
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .26%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_____________________________________________________________________________

CUSIP NO. 45061100                    13D                              Page 8
_____________________________________________________________________________

                                 Amendment No. 8

                                  INTRODUCTION

         Lincolnshire Associates, Ltd., a Texas limited partnership ("Lincolnshire"), hereby files this Amendment No. 8 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement. The previous Filing Person was Edmundson International, Inc., which was merged into Blackfriars Corp. on December 31, 2001, with Blackfriars Corp. surviving. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

         Due to the trades reported herein, the Reporting Parties no longer own 5% or more of the Common Stock of Industrial Distribution Group, Inc., and are no longer required to report trades.

         Only those Items amended are reported herein.

         Item 2.  Identity and Background.

         This Statement is filed to reflect changes in ownership on behalf of Lincolnshire Associates, Ltd., a Texas limited partnership ("Lincolnshire"); Blackfriars Corp., a Delaware corporation ("Blackfriars"); Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a defined benefit plan ("CED Pension Plan") (collectively, the "Reporting Persons").

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended by adding the following paragraph: On October 6, 2003, CED Pension Plan sold 4,500 shares of Common Stock on the open market at a sales price of $5.14 per share; on October 7, 2003, CED Pension Plan sold 75,000 shares of Common Stock on the open market at a sales price of $5.17 per shares; on October 9, 2003, CED Pension Plan sold 9,000 shares of Common Stock on the open market at a sales price of $6.35 per share; on October 14, 2003, CED Pension Plan sold 36,000 shares of Common Stock on the open market at a sales price of $6.31 per share; on October 14, 2003, Lincolnshire sold 60,000 shares of Common Stock on the open market at a sales price of $6.31 per share; on October 14, 2003, Blackfriars sold 79,700 shares of Common Stock on the open market at a sales price of $6.31 per share; on October 15, 2003, Blackfriars sold 77,500 shares of Common Stock on the open market at a sales price of $6.11 per share; on October 16, 2003, Blackfriars sold 176,300 shares of Common Stock on the open market at a sales price of $5.77 per share; on October 17, 2003, Blackfriars sold 57,000 shares of Common Stock on the open market at a sales price of $5.58 per share; on October 20, 2003, Blackfriars sold 24,300 shares of Common Stock on the open market at a sales price of $5.65 per share; on October 21, 2003, Blackfriars sold 126,000 shares of Common Stock on the open market at a sales price of $5.07 per share; on October 22, 2003, Blackfriars sold 106,900 shares of Common Stock on the open market at a sales price of $5.18 per share; on October 23, 2003, Blackfriars sold 110,000 shares of Common Stock on the open market at a sales price of $5.06 per share; on October 24, 2003, Blackfriars sold 101,400 shares of Common Stock on the open market at a sales price of $5.00 per share; on October 27, 2003, Blackfriars sold 68,900 shares of Common Stock on the open market at a sales price of $5.01 per share; on October 28, 2003, Blackfriars sold 8,200 shares of Common Stock on the open market at a sales price of $5.00 per share; on October 29, 2003, Blackfriars sold 62,700 shares of Common Stock on the open market at a sales price of $5.15 per share; on October 30, 2003, Blackfriars sold 112,900 shares of Common Stock on the open market at a sales price of $5.19 per share; on October 31, 2003, Blackfriars sold 19,700 shares of Common Stock on the open market at a sales price of $5.12 per share; and on November 3, 2003, Blackfriars sold 24,700 shares of Common Stock on the open market at a sales price of $5.03 per share. The total funds acquired by these sales were $7,238,114 (inclusive of broker commissions). A table identifying each purchase is included in Item 5(c) of this Amendment.

_____________________________________________________________________________

CUSIP NO. 45061100                    13D                              Page 9
_____________________________________________________________________________

         Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10Q that it had 9,041,379 shares of Common Stock outstanding as of September 30, 2003) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

                           No. of
                           Shares
                           Benef.     Percentage          Power to Vote              Power to Dispose
Reporting Person           Owned       of Class        Shared        Sole         Shared           Sole
---------------------------------------------------------------------------------------------------------
Blackfriars                20,000        .22%          20,000                     20,000
---------------------------------------------------------------------------------------------------------
Lincolnshire                    0       0.00%               0                          0
---------------------------------------------------------------------------------------------------------
Portshire Corp.                 0       0.00%               0(1)                       0
---------------------------------------------------------------------------------------------------------
CED Pension Plan                0       0.00%               0                          0
---------------------------------------------------------------------------------------------------------
D. Colburn                      0       0.00%               0                          0
---------------------------------------------------------------------------------------------------------
Colburn Trust              12,500        .14%                       12,500                         12,500
---------------------------------------------------------------------------------------------------------
Colburn Keogh              23,200        .26%                       23,200                         23,200
---------------------------------------------------------------------------------------------------------

         The aggregate number of shares owned by the Reporting Persons is 55,700, or .62%, of the issued and outstanding shares of Common Stock.

         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

_____________________________________________________________________________

CUSIP NO. 45061100                    13D                             Page 10
_____________________________________________________________________________

   DATE                   PURCHASER                       NO. SHARES              TOTAL REC. ($)
------------------------------------------------------------------------------------------------
10/06/03                CED Pension Plan                        4,500                     22,890
------------------------------------------------------------------------------------------------
10/07/03                CED Pension Plan                       75,500                    386,583
------------------------------------------------------------------------------------------------
10/09/03                CED Pension Plan                        9,000                     56,700
------------------------------------------------------------------------------------------------
10/14/03                CED Pension Plan                       36,000                    225,497
------------------------------------------------------------------------------------------------
10/14/03                Lincolnshire                           60,000                    375,828
------------------------------------------------------------------------------------------------
10/14/03                Blackfriars                            79,700                    499,225
------------------------------------------------------------------------------------------------
10/15/03                Blackfriars                            77,500                    469,952
------------------------------------------------------------------------------------------------
10/16/03                Blackfriars                           176,300                  1,009,670
------------------------------------------------------------------------------------------------
10/17/03                Blackfriars                            57,000                    315,187
------------------------------------------------------------------------------------------------
10/20/03                Blackfriars                            24,300                    136,150
------------------------------------------------------------------------------------------------
10/21/03                Blackfriars                           126,000                    632,331
------------------------------------------------------------------------------------------------
10/22/03                Blackfriars                           106,900                    548,322
------------------------------------------------------------------------------------------------
10/23/03                Blackfriars                           110,000                    551,045
------------------------------------------------------------------------------------------------
10/24/03                Blackfriars                           101,400                    501,981
------------------------------------------------------------------------------------------------
10/27/03                Blackfriars                            68,900                    341,937
------------------------------------------------------------------------------------------------
10/28/03                Blackfriars                             8,200                     40,590
------------------------------------------------------------------------------------------------
10/29/03                Blackfriars                            62,700                    319,507
------------------------------------------------------------------------------------------------
10/30/03                Blackfriars                           112,900                    580,577
------------------------------------------------------------------------------------------------
10/31/03                Blackfriars                            19,700                     99,901
------------------------------------------------------------------------------------------------
11/03/03                Blackfriars                            24,700                    124,241
------------------------------------------------------------------------------------------------
TOTAL                                                       1,341,200                 $7,238,114
                                                            ---------
------------------------------------------------------------------------------------------------

         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         (e) Not applicable.

_____________________________________________________________________________

CUSIP NO. 45061100                    13D                             Page 11
_____________________________________________________________________________



         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The first paragraph of Item 6 is amended and restated to read as follows:

         Blackfriars (formerly EII) beneficially owns 20,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire, is a wholly owned subsidiary of Blackfriars. Lincolnshire beneficially owns 0 shares of Common Stock. CED Pension Plan beneficially owns 0 shares of Common Stock. D. Colburn beneficially owns 0 shares of Common Stock. The Colburn Trust beneficially owns 12,500 shares of Common Stock. The Colburn KEOGH beneficially owns 23,200 shares of Common Stock. Keith W. Colburn is the Trustee of the Colburn Trust and the beneficiary of the Colburn KEOGH.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  November 3, 2003

                                          Lincolnshire Associates, Ltd.
                                          By Its General Partner,
                                          Portshire Corp.


                                          By /s/ David T. Bradford
                                            ----------------------
                                          Its  Vice President
                                             --------------------